Exhibit 99.2

 PURE CYCLE CORPORATION

PRESENTATION
SIX MONTHS ENDED FEBRUARY 29TH 2024

Presented by: Mark Harding

FORWARD-LOOKING STATEMENTS

Statements that are not historical facts contained or incorporated by reference in this presentation are "forward-looking statements" ("FLS") within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21C of the Securities Exchange Act of 1934 as amended. FLS involve risks and uncertainties that could cause actual results to differ from projected results. The words "anticipate," "believe," "estimate," "expect," "plan," "intend" and similar expressions, as they relate to us, are intended to identify FLS. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. We are not able to predict all factors that may affect future results. We cannot assure you that any of our expectations will be realized. Our actual results could differ materially from those discussed in or implied by these forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such FLS include, without limitation: the risk factors discussed in our most recent Annual Report on Form 10-K; the timing of new home construction and other development in the areas where we may sell our water, which in turn may be impacted by credit availability; population growth; employment rates; general economic conditions; the market price of water; changes in customer consumption patterns; changes in applicable statutory and regulatory requirements; changes in governmental policies and procedures; uncertainties in the estimation of water available under decrees; uncertainties in the estimation of costs of delivery of water and treatment of wastewater; uncertainties in the estimation of the service life of our systems; uncertainties in the estimation of costs of construction projects; uncertainties in the amount and timing of reimbursable public improvement payments: uncertainty in the single family home rental market and our ability to rent homes in a timely manner or at the amount we project; the strength and financial resources of our competitors; our ability to find and retain skilled personnel; climatic and weather conditions, including flood, droughts and freezing conditions; labor relations; availability and cost of labor, material and equipment; delays in anticipated permit and construction dates; environmental risks and regulations; our ability to raise capital; our ability to negotiate contracts with new customers; and uncertainties in water court rulings; and other factors discussed from time to time in our press releases, public statements and documents filed or furnished with the SEC.

QUARTERLY REVIEW: Q2-2024 RESULTS

1 OUR STRATEGIES

2 OUR PERFORMANCE

3 ASSETS TRAJECTORY

4 IMPORTANT UPDATES

6 Months Ended 2/29/2024









REFLECTING ON OUR STRATEGIES

Visionary Leadership of a Strong and Dedicated Team

- LEADERSHIP & DEDICATED TEAM
- STRONG DIVERSIFIED BOARD WITH DECADES OF INDUSTRY EXPERIENCE
- COMPLIMENTARY SEGMENTS
- STRATEGIC INVESTMENT AND STRONG ASSET PORTFOLIO

EFFECTIVE LEADERSHIP



MARK W. HARDING
President, CEO, and Director

Mark is an exceptional leader who has significantly shaped Pure Cycle's success. Under his 33 year tenure, the company has successfully acquired over $130 million in water and land interests. His vision and strategic acumen have been instrumental in the company's growth and impact.



MARC SPEZIALY
VP, CFO, Principal Accounting Officer, Principal Financial Officer

Marc brings over 20 years of financial expertise. He manages our financial operations and single-family rentals. Marc obtained his bachelor's degree in Accounting and Finance from the University of San Francisco and is a licensed Certified Public Accountant.



SCOTT LEHMAN
Vice President, Engineering

Scott brings four decades of experience as a Professional Engineer (PE) to the role. His expertise encompasses planning, design, construction, and operation of water and wastewater systems. With educational foundations from the University of Colorado and Stanford University, he plays a pivotal role in shaping our strategies and operations in this vital sector.



DIRK LASHNITS
Vice President, Land Development

Dirk is a seasoned leader with a Civil Engineering background and over two decades of local land development experience. He skillfully guides land development, entitlements, and construction, playing a vital role in advancing corporate objectives, risk management, and project success.

WE OPERATE MULTIPLE COMPLIMENTARY SEGMENTS



Water and Wastewater Resource Development Segment

- Own nearly 30K acre-feet of water rights (surface and ground water)
- Sustainable water rights we estimate can serve up to 60,000 SFEs
- Denver metro land development requires developers to have water service as a condition of zoning,
- offering us a competitive edge
- Provide industrial and oil and gas customers with water
- Own and reuse our reclaimed water



Land Development Segment

- Own highly-appreciated property in attractive and easily accessible I-70 Corridor of Denver, Colorado
- Developing nearly 930 acres of a full Master Planned community known as Sky Ranch
- Sky Ranch can have around 3,200 residential units and over 2 million square feet of retail, commercial and
- industrial uses (Equivalent of 1,800 residential units)
- Developing residential and commercial land for which we are the sole water and wastewater service
- provider



Single-Family Home Rentals

- Build single family homes in the Denver metro area in neighborhoods we are developing
- Receive rental income in growing housing market
- Benefit from immediate asset appreciation and positive cash flows
- Provide water and wastewater service to rental properties

STRONG ASSET PORTFOLIO

WATER/WASTEWATER

- $40m in Water Systems
- $9.5m in Waste Water Systems
- $14.6m Water Rights Portfolio

- $64m Total Water Assets

Our water rights portfolio can provide water to as many as 60,000 connections. This would allow ample room for growth within our current water system, which presently supports roughly 2,500 connections.

LAND DEVELOPMENT

- $4.93m of Land for Development
- $3.44m developed land for sale
- $2.1m other assets

- $10.5m Total Assets

Land used for developing the 930 acre Sky Ranch Community which can accommodate up to 3,200 residential lots and up to 2M sq. ft. of commercial development 15 miles east of downtown Denver and 4 miles south of DIA

SINGLE FAMILY RENTALS

- $5.4m in Construction Cost

- $7.2m in Fair Market Value

Pure Cycle contracts to build single family homes in it's Sky Ranch Master Planned Community to hold for rentals. Lot development costs fully recovered (horizontal costs and tap fees) Each unit covers financing costs and provides positive cash flows Segment provides excellent asset appreciation positive cash flows.

LIQUIDITY

- $20.6m in Cash and ST Invest
- $2.9m in Restricted Cash
- $28.9m in Receivable from CAB

- $52.4m Total Liquidity
- $6.9m in Total Debt

Pure Cycle has a strong balance sheet with liquidity to support our business segments. Pure Cycle maintains a significant cash position as well as a receivable from the Sky Ranch CAB for approved reimbursements for public improvement that were paid for by Pure Cycle. The receivable bears interest at a rate of 6% per annum.







MEASURING OUR PERFORMANCE

Financial Results and Key Performance Indicators

FINANCIAL RESULTS

PERFORMANCE METRICS

MAJOR LEARNINGS

Financial Results

Revenue (000's)



$8,583

Gross Profit (000's)



$5,119

Financial Results

Net Income (000's)



$2,183

EPS



$0.09

MEASURING OUR PERFORMANCE



REVENUE BY SEGMENT

Single Family Rental
2.7%

Land Development
40.9%

Water/WasteWater
56.4%

WATER
55% [1]
Gross Margin

LAND DEV
67%
Gross Margin

SFR
61%
Gross Margin



GROSS PROFIT QOQ BY SEGMENT (000'S)

- Water/Wastewater
- Land Development
- Single Family Rentals

WATER/WASTEWATER SEGMENT

WATER/WASTEWATER SEGMENT REVENUES (000'S)



RECURRING CUSTOMER GROWTH



20% Customer CAGR
Avg Customer Annual Revenue
$1,500

WE PROVIDE RAW WATER TO O&G OPERATORS FOR DRILLING

With existing systems, we are able to provide water to O&G operators.

We have also made strategic investments in our system to further our ability to provide water when it is needed, where it is needed in the future.

> 150 WELLS DRILLED TO DATE

OIL RIG CAN DRILL 60 WELLS PER YEAR

AVERAGE $250,000 OF WATER SALES PER WELL

WE CAN PROVIDE WATER TO MORE THAN 200 SQUARE MILES IN ADAMS & ARAPAHOE COUNTIES



REVENUE (000'S)

Q1   Q2   Q3   Q4

FY 2024 — $3,425
FY 2023
FY 2022
FY 2021
FY 2020

$0 $1,000 $2,000 $3,000 $4,000

LAND DEVELOPMENT

LAND DEVELOPMENT REVENUE

PHASE	LOTS	SFR LOTS	PROGRESS	
Phase 1	505	4		100%
Phase 2a	219	10		96%
Phase 2b	194	17		52%
Phase 2c	188	40		16%
Phase 2d	180	26		0%
Total	1,286	97	= 1,383	





LAND DEVELOPMENT REVENUE QOQ (000'S)

SINGLE FAMILY RENTALS

Quarterly Rent Revenue
$125,000

Homes Rented
14

RENT REVENUE Q/Q (000S)



32.77% CAGR

14 homes

BOOK ASSETS & FMV (000'S)



SFR - Cumulative Pro Forma P&L by Phase (000s)

Based on actual results 14 completed homes

SFR Projections	Phase 1 (+4 Homes)	Phase 2a (+10 homes)	Phase 2b (+17 Homes)	Phase 2c (+40 Homes)	Phase 2d (+26 Homes)
Cumulative Homes	**4**	**14**	31	71	**97**
Rental income	131	459	1,017	2,263	3,116
Direct operating costs	48	168	372	828	1,140
Interest and depreciation expense	50	174	384	856	1,178
Net operating income	**$33.60**	**$117.60**	**$260**	**$580**	**$798**
Add back non-cash items	37	129	285	635	874
Cash flows before G&A & tax	**$70.40**	**$246.40**	**$546**	**$1,214**	**$1,672**



Sky Ranch Phase 2









SFR Phase Projections


Recurring Income Growth (000s)
Rental Income
Cash flows before G&A & tax
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Completed Phases
Phase 1
Phase 2a
Phase 2b
Phase 2c
Phase 2d


Asset Growth (000s)
Book Assets
FMV
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Completed Phases
Phase 1
Phase 2a
Phase 2b
Phase 2c
Phase 2d

Portfolio Utilization and Projections

 WATER CUSTOMERS & CAPACITY

 OIL & GAS INFRASTRUCTURE

 WATER PRODUCTION CAPACITY

 TAP FEES - WATER PORTFOLIO

 LAND DEVELOPMENT PROJECTIONS

 SINGLE FAMILY RENTAL PROJECTIONS

WELL POSITIONED FOR GROWTH

Capacity Greater than Utilization

Water & Wastewater

WATER PORTFOLIO - 60,000 CONNECTIONS
WATER SYSTEMS CAN SERVICE 3,600 TAPS
STATE OF THE ART WASTEWATER FACILITY



Land Development

930 ACRE MASTER DEVELOPMENT
UP TO 3,200 RESIDENTIAL LOTS
UP TO 2M SQFT OF COMMERCIAL
DEVELOPMENT



Single Family Rentals

14 COMPLETED/RENTED HOMES
200 PLANNED HOMES IN SKY RANCH
EXPANDING OUR PRODUCT MIX TO INCLUDE:
FRONT LOAD DETACHED HOMES
PAIRED HOMES
ALLEY LOAD HOMES



CURRENT SYSTEM CAPACITY



■ AF Used ■ AF Available

Acre-foot per Calendar Yr

4,000

3,000

Annualized 2024 Capacity (Projected)

2,000

1,000

0

Capacity Usage

For Six Months endied 2/29/2024

We continue to invest in our systems with a current book value of $40.0 million which can produce over 3.4 million gallons of water per day

TAP FEES - PORTFOLIO CAPACITY (60,000)

We estimate our portfolio can serve approximately 60,000 connections, generating approximately $2.3 billion in revenues based on current rates. To date, we have added around 1,136 connections, representing less than 2% of our overall capacity



- At Buildout
- Current Remaining Capacity
- Sold To Date

SKY RANCH CAPACITY PROJECTIONS

Sky Ranch is zoned to accommodate up to 3,200 single- and multi-family homes, and over 2 million square feet of retail, commercial, and light industrial space – which is the equivalent of 1,800 residential lots for a total of 5,000 SFEs

With a book value of land at $4.43 million and over $600 million in development revenue poised to monetize in the coming years, exemplifies the understated value on the Company's balance sheet.



SINGLE FAMILY RENTALS

Strategy is to retain the equity value in the land and water and deliver affordable rental units in our Sky Ranch Master Planned Community

Each unit delivers positive cash flows with a 65% LTV

On average each unit carries $150,000 fair market value equity roll forward

Planned SFR Units (200)
To produce $6.7m in Annual Revenue

Units



Completed 14
Future Phases 103
Planned in Phase 83

Revenue
(in Millions)



Completed $ 0.47
Future Phases $ 3.45
Planned in Phase $ 2.78

Your paragraph text

Key Takeaways

1 **Executing our strategic approach** to growing our integrated water utility, land development, and single-family rentals to maximize returns for years to come

2 **Strengthening our ability** to take advantage of investment opportunities and single-family rentals while systematically developing in land and water

3 **Clear path to maximize returns** with our large asset portfolio with low cost based assets in each segment allowing us to generate above market returns and substantial organic growth year after year

GROSS MARIN   60%

ROA[1]   6.10%

ASSET CAGR   8.54%
5 Years

1 ROA Calculated Pre-Tax W/ Depreciation added back on Active Segment Assets Annuallized

Updates and Q&A

 STOCK REPURCHASE PROGRAM

 CORPORATE INFORMATION

 Q&A

STOCK REPURCHASE PROGRAM UPDATE

As announced in the press release on November 14, 2022, our board approved an open-ended stock repurchase program which authorizes our CEO and CFO to repurchase up to 200,000 shares in the open market.

Period	Total Number of Shares Purchased	Average Price Paid per Share
September 2023	15,000	$10.06
October 2023	5,000	$9.49
January 2024	2,140	$9.95
February 2024	7,860	$9.93
March 2024	7,500	$9.59
Total	**37,500**	**$9.80**

Board of Directors

Mark W. Harding

President and CEO

Patrick J. Beirne

 Chair of the Board

Wanda J. Abel

Director and Chair of the
Nominating and Governance
Committee

Marc Spezialy

Vice President and CFO

Peter C. Howell

Director and Chair of the Audit
Committee

Daniel R. Kozlowski

Director and Chair of the
Compensation Committee

Jeffrey G. Sheets

Director

Fredrick A. Fendel III.

Director



PURE CYCLE CORPORATION

Q&A